UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2023

Commission File Number: 001-41629

ETAO INTERNATIONAL Co., Ltd.

(Exact name of registrant as specified in its charter)

1460 Broadway, 14th Floor

New York, New York 10036

Telephone: (347) 306-5134

Email: Wilson.liu@etao.cloud

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Entry into a Material Definitive Agreement.

Standby Equity Purchase Agreement

On February 24, 2023 (the “Effective Date”), ETAO International Co., Ltd. (the “Company”) and YA II PN, Ltd., a Cayman Islands exempt limited partnership managed by Yorkville Advisors Global, LP (the “Investor”), entered into a Standby Equity Purchase Agreement (the “SEPA”). The Investor is a fund headquartered in Mountainside, New Jersey.

After the closing of the Business Combination on February 17, 2023 and upon the effectiveness of the Registration Statement filed in connection with the SEPA and satisfaction of the other conditions outlined therein, the Company as the combined entity will have the right to issue and sell to the Investor, from time to time, as provided in the SEPA, and the Investor shall purchase from the Company, up to $150 million in aggregate gross purchase price (the “Commitment Amount”) of the newly issued shares of the Company’s Ordinary Shares (the “Ordinary Shares”) (each such sale, an “Advance”) by delivering written notice to the Investor (each, an “Advance Notice” and the date on which the Company is deemed to have delivered an Advance Notice, the “Advance Notice Date”), subject to the exchange cap (the “Exchange Cap”) of 20,449,152 Ordinary shares which may be adjusted from time to time. The Ordinary Shares purchased pursuant to an Advance will be purchased as may be elected by the Company at a price equal to i) either 95% of volume-weighted average price during a one day pricing period or ii) 97% of the lowest volume-weighted average price during a three-day pricing period.

The Company shall, in its sole discretion, select the amount of the Advance that it desires to issue and sell to the Investor in each Advance Notice, not to exceed the greater of (i) an amount equal to 100% of the aggregate Daily Traded Volume during the five consecutive Trading Days immediately preceding an Advance Notice, and (ii) $10,000,000 or up to $20,000,000 upon mutual consent of the Investor in it’s sole discretion. (the “Maximum Advance Amount”).

For purposes of determining the Maximum Advance Volume, “Daily Traded Value” shall mean the product obtained by multiplying the daily trading volume of the Ordinary Shares on Nasdaq during regular trading hours as reported by Bloomberg L.P., by the VWAP for such trading day. There shall be no mandatory minimum of Advances under the SEPA. “VWAP” means, for any trading day, the daily volume weighted average price of the Ordinary Shares for such trading day on Nasdaq during regular trading hours as reported by Bloomberg L.P.

The Company may not issue or sell any Ordinary Shares to the Investor under the SEPA which, when aggregated with all other Ordinary Shares beneficially owned by the Investor and its affiliates (as calculated pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and Rule 13d-3 promulgated thereunder), would result in the Investor and its affiliates beneficially owning more than 9.99% of the outstanding Ordinary Shares (the “Beneficial Ownership Limitation”).

Pursuant to the terms of the SEPA, the Company shall prepare and file with the Securities and Exchange Commission (the “SEC”) a registration statement (the “Registration Statement”) or multiple Registration Statements registering for resale the Ordinary Shares issuable to the Investor under the SEPA. The Company in its sole discretion may choose when to file such Registration Statements; provided, however, that the Company shall not have the ability to request any Advances until the effectiveness of a Registration Statement.

As consideration for the Investor’s commitment to purchase Ordinary Shares at the Company’s direction upon the terms and subject to the conditions set forth in the SEPA, the Company will issue to the Investor Ordinary Shares in an amount equal to $375,000 based on the VWAP of the Ordinary Shares on Effective Date, as quoted by Bloomberg, LP (the “Commitment Fee Shares”) as a commitment fee.

The SEPA shall terminate automatically on the earliest of (i) the first day of the month next following the 36-month anniversary of the Effective Date, or (ii) the date on which the Investor shall have made payment of Advances pursuant to this Agreement for the Ordinary Shares equal to the Commitment Amount. The SEPA may be terminated at any time by the mutual written consent of the parties to the SEPA, effective as of the date of such mutual written consent unless otherwise provided in such written consent, or by the Company upon five trading days’ prior written notice to the Investor provided (i) there are no outstanding Advance Notices, the Ordinary Shares under which have yet to be issued, and (ii) the Company has paid all amounts owed to the Investor pursuant to SEPA.

This section describes the material provisions of the SEPA but does not purport to describe all of the terms thereof. The summary herein is not inclusive of all material terms in the SEPA, a copy of which has been attached hereto as Exhibit 2.1. The Company’s shareholders and other interested parties are urged to read such agreement in its entirety. Unless otherwise defined herein, the capitalized terms used below are defined in the SEPA.

Unregistered Sales of Equity Securities.

In the SEPA, the Investor represented that, among other things, it is an “accredited investor” as defined in Rule 501(a)(3) of Regulation D under the Securities Act of 1933, as amended (the “Securities Act”). The securities referred to in this Current Report on Form 6-K are being issued and sold by the Company to the Investor in reliance upon the exemption from the registration requirements of the Securities Act afforded by Section 4(a)(2) of the Securities Act.

EXHIBIT INDEX

Exhibit No.	Description
Exhibit 2.1	Standby Equity Purchase Agreement, dated February 24, 2023
Exhibit 99.1	Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ETAO INTERNATIONAL Co., Ltd.

	By:	/s/ Wensheng liu
	Name:	Wensheng liu
	Title:	Chief Executive Officer and Principal Executive Officer

Date: March 2, 2023

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